Exhibit 99.55

Valens Groworks signs Craftgrow deal with Canopy Growth

SMITHS FALLS, ON & VANCOUVER, BC, Oct. 5, 2017 /CNW/ - Valens GroWorks Corp. (CSE: VGW) (“Valens GroWorks”, or the “Company”) is pleased to announce that its wholly owned subsidiary Valens Agritech Ltd. (“Valens”), a Health Canada Licensed Dealer, has signed a supply and sales agreement with Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”) for the distribution, marketing and sale of the Company’s branded products through Canopy Growth’s extensive CraftGrow distribution network, including Tweedmainstreet.com, to take effect upon Valens securing a Health Canada licence under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The deal secures a diverse supply of curated products for Canopy Growth and a reliable sales channel and stream of revenue for Valens.

“This supply and sales agreement with Canopy Growth, a world leader in the cannabis space, is a significant milestone ensuring Valens will have a secure revenue stream from our production while building brand recognition through a substantial distribution pipeline, after becoming a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations.” Said Tyler Robson, CEO of Valens GroWorks. “This is the beginning of a long-term partnership through which we will be able to commercialize our unique product strains and innovative technologies for mutual benefit. By joining CraftGrow, we also have the opportunity to work with Canopy Growth’s expert team to share know-how, technology, and best growing practices to maximize yield and ensure the highest quality products.”

Canopy Growth is Canada’s preeminent cannabis company with international reach and a reputation for partnering with some of the biggest names in the cannabis industry. Valens joins a select group of companies in the CraftGrow program.

“We welcome Valens to the Canopy Growth family and look forward to collaborating with their team to provide a steady and high-quality source of cannabis products to increase product variety for our customers,” said Mark Zekulin, President, Canopy Growth. “CraftGrow aims to build an ecosystem of fantastic options for patients and we look forward to including the Valens offering into our shop and onto store shelves as we continue our work through provincial jurisdictions to establish a national presence for our brands and our partners.”

The CraftGrow program also provides Valens direct access to Canopy Growth’s extensive operational, distribution, marketing and sales infrastructure through the Tweed Main Street online marketplace where a new order is placed on average every ninety seconds. Its sector-leading fulfillment centre then ships these orders to customers all across the country.

“Securing a long-term supply agreement with the industry leader will provide a stream of revenue to fuel the Company’s expansion while focusing on our core competencies, production and innovation. Working together with Canopy Growth’s marketing and logistics teams will also help us introduce our unique products to the largest group of cannabis patients in the country,” said Saul Katz, President and Executive Chairman of Valens GroWorks, “This deal will also enable the Valens brand to achieve broad consumer exposure and immediate sales volume with a much-reduced marketing and logistic spend.

The agreement calls for CraftGrow to purchase up to 100% of Valens’ harvests as specific whole-flower strains or as premium oil products. It also provides Valens the opportunity to build and service its own customer base including medical cannabis patients and for exportation to international markets in the future.

“It is a great honour and opportunity to join Canopy Growth’s CraftGrow distribution network,” continued Mr. Robson, “We are on track to realizing our objective of becoming a leading purveyor of products and technologies in the cannabis sector worldwide. Coupling Canopy Growth’s marketing and distribution expertise with our product innovation and quality control capabilities creates a “dream team” scenario.”

Here’s to Future (Craft Grow) Growth.

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

About Valens GroWorks Corp.

Valens GroWorks Corp. is a CSE-listed biotechnology company with an aggressive buildout strategy in progress. The Company seeks to capture a broad spectrum of medical cannabis users, and adult recreational users once legalized, as well as clinical trial and R&D clients, in pursuit of its ambitious seed-to-sale and farm-to-pharma objectives. The Company provides management, consulting, testing and support services to domestic and international licensees, as well as financial support to fully-licensed third-party operations.

The Company operates through two wholly-owned subsidiaries based in the Okanagan Valley of British Columbia: Valens Agritech Ltd. (“VAL”) holds a Health Canada Dealer’s License and is commencing cannabis production and further expansion, and Supra THC Services Inc. (“Supra”), a Health Canada licensed cannabis testing lab providing sector-leading analytical and proprietary services to Licensed Producers and ACMPR patients.

Both subsidiaries are involved in a collaborative research partnership with BC-based universities UBC Okanagan and Thompson Rivers to explore the vast range of bioproducts that can be made from cannabis plant materials. Supra, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 17,000 square foot facility located on two acres in Kelowna. For more information, please visit http://valensgroworks.com, http://www.valensagritech.com and http://www.suprathc.ca.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/05/c8494.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com; Saul Katz, Valens GroWorks Corp., saul@valensagritech.com, 1-250-681-4551

CO: Canopy Growth Corporation

CNW 16:30e 05-OCT-17